Issuer Free Writing Prospectus dated September 27, 2010

Filed pursuant to Rule 433 under the Securities Act of 1933

Relating to Prospectus dated June 18, 2010

Registration Statement No. 333-167418

TransAtlantic Petroleum Ltd.

Up to $100,000,000 of

Common Shares

By reading the information contained within this document, the recipient hereof agrees with TransAtlantic Petroleum Ltd., or the Company, and Madison Williams and Company LLC and Wunderlich Securities, Inc., or the Placement Agents, to maintain in confidence such information, together with any other non-public information regarding the Company obtained from the Company, the Placement Agents or their respective agents during the course of the proposed financing and to comply with the recipient’s obligations under applicable U.S. and state securities laws.

The Company has filed a registration statement (Registration Statement Number 333-167418) (including a base prospectus) with the SEC for this offering to which this communication relates. Before you invest, you should read the base prospectus in that registration statement and the other documents the Company has filed with the SEC for more complete information about the Company and this offering. The Company will file a prospectus supplement relating to the offering pursuant to Rule 424(b) under the Securities Act of 1933. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Company or either of the Placement Agents will arrange to send you the base prospectus if you request it by calling Madison Williams and Company LLC toll-free at 1-866-506-8212 or Wunderlich Securities, Inc. toll-free at 1-800-726-0557.

This document has been prepared on the basis that all offers of Common Shares will be made pursuant to an exemption under Directive 2003/71/EC (the “Prospectus Directive”), as implemented in the United Kingdom (the “UK”), from the requirement to produce a prospectus for offers of Common Shares. Accordingly any person making or intending to make any offer in the UK of Common Shares which are the subject of the offering contemplated in this document should only do so in circumstances in which no obligation arises for the Company or any of the Placement Agents to produce a prospectus for such offer. Neither the Company nor the Placement Agents have authorized, nor do they authorize, the making of any offer of Common Shares through any financial intermediary, other than offers made by the Placement Agents which constitute the final placement of Common Shares contemplated in this document.

This document may only be distributed to, and is directed at persons who have professional experience in matters relating to investments falling within article 19(1) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (all such persons together being referred to as “relevant persons”). Any person who is not a relevant person should not act or rely on this document or any of its contents.

Confidential Summary of Terms and Conditions

Issuer	TransAtlantic Petroleum Ltd., a Bermuda exempted company with limited liability (the “Company”, “we” or “our”)

NYSE Amex Symbol	TAT

Toronto Stock Exchange Symbol	TNP

Securities Offered	The Company is offering its common shares, par value $0.01 per share (the “Common Shares”), representing a minimum amount of gross proceeds of $50.0 million and a maximum amount of gross proceeds of $100.0 million.

Trading Prices	On September 27, 2010, the closing price of our Common Shares on the NYSE Amex was $2.97 per share, and the closing price of our Common Shares on the Toronto Stock Exchange was Cdn$3.07 per share.

Estimated Net Proceeds	We estimate that the net proceeds from this offering, after deducting estimated agency fees and offering fees and expenses, will be $94.8 million (assuming we sell the maximum dollar amount of shares being offered).

Dilution	Assuming an offering price of $2.97 per Common Share and the sale of 33,670,034 Common Shares in this offering, the Company’s adjusted net tangible book value per Common Share as of June 30, 2010 would have been $317.7 million, or $0.94 per share. This represents an immediate increase in net tangible book value per Common Share of $0.21 to existing shareholders and an immediate dilution of $2.03 per Common Share to new investors in this offering.

Use of Proceeds	We expect to use $19.0 million of the estimated net proceeds from this offering to repay a loan and security agreement between Viking International Limited, one of our wholly owned subsidiaries, and Dalea Partners, LP (“Dalea”). N. Malone Mitchell, 3rd, Chairman of our Board of Directors, and his wife own 100% of Dalea. As of August 31, 2010, we had $18.5 million in principal amount of secured indebtedness outstanding under this loan agreement. Our loan agreement accrues interest at a rate of 10% per annum and matures on the earlier of (i) December 31, 2010 and (ii) the occurrence of an event of default. We used the proceeds of the loan agreement to purchase equipment and for general corporate purposes. We expect to use the remainder of the net proceeds from this offering for general corporate purposes.

Insider Participation	N. Malone Mitchell, 3rd, the Chairman of our Board of Directors, or one or more of his affiliates, has agreed to purchase $5.0 million of Common Shares pursuant to this offering. Dalea has waived the Company’s obligation to pay down the Credit Agreement, dated June 28, 2010, by and between the Company and Dalea from the net proceeds of this offering.

Risk Factors	See “Risk Factors” below and other information included or incorporated by reference in this free writing prospectus for a discussion of factors you should carefully consider before deciding to invest in our Common Shares.

Lock Up Agreements	The Company, Mr. Mitchell and Matthew W. McCann, our Chief Executive Officer, have entered into lock-up agreements with the Placement Agents providing that they will not, among other things, sell or otherwise transfer or dispose of any Common Shares without the prior written consent of the Placement Agents, for a period of 90 days from the date of the prospectus supplement related to this offering, which period may be extended under certain circumstances.

The lock-up provisions summarized above are subject to customary exceptions, including, but not limited to, with respect to Messrs. Mitchell and McCann, transfers of Common Shares as bona fide gifts or pursuant to a Rule 10b5-1 trading plan, and with respect to the Company, the issuance of Common Shares or options to purchase Common Shares, or Common Shares upon exercise of options, pursuant to the Company’s equity incentive plans and the issuance of Common Shares as consideration for the acquisition of oil and gas properties or businesses.

Settlement Date	September 30, 2010

Placement Agents	Madison Williams and Company LLC and Wunderlich Securities, Inc. We have agreed to pay them an aggregate fee equal to 5% of the gross proceeds from the sale of the Common Shares in this offering, other than shares sold to N. Malone Mitchell, 3rd, or his affiliates.

Escrow Account	Purchaser funds will be deposited into an escrow account and held until jointly released by us and the placement agents on the date the Common Shares are to be delivered to the purchasers, unless other arrangements are made with our consent. All funds received in the escrow account will be held in a non-interest bearing account.

Operational Update

On License 4175 in southeastern Turkey, we have drilled the Kaletepe-1 well to a total depth of 10,695 feet and are now running final logs. We did not encounter any oil shows while drilling and did not encounter our primary pre-drilling objective, a Paleozoic-aged reservoir. While there are zones in the intermediate section that appear to be productive from a log analysis, we do not expect to make a commercial well, due to the lack of oil shows while drilling. Following our completion of the well, we will re-examine our data to evaluate further activity on the license.

We are now preparing to perform our first fracture stimulation in the Thrace Basin in northwestern Turkey. The first well that we plan to fracture stimulate is the Kepirtepe-1 well located on License 3791 in Turkey. We currently plan to fracture stimulate the Kepirtepe-1 well within the next five days, and we expect to conduct our second fracture stimulation, on the Pancarkoy-1 well located on License 3599 in the Thrace Basin, within two weeks of completing the first fracture stimulation.

Risk Factors

Investors should carefully consider the risks and uncertainties and all other information contained or incorporated by reference in our Registration Statement on Form S-3 (File No. 333-167418), including the risks and uncertainties discussed under “Risk Factors” in our most recent Annual Report on Form 10-K and any subsequent Quarterly Reports on Form 10-Q or Current Reports on Form 8-K, and all other documents incorporated by reference into the Registration Statement. In addition, investors should consider the following risk factors:

We need significant amounts of cash to repay our debt. If we are unable to generate sufficient cash to repay our debt, our business, financial condition and results of operations could be adversely affected.

As of August 31, 2010, the outstanding principal amount of our debt was $144.1 million, including $126.1 million of debt that has to be repaid or refinanced on or before June 28, 2011, of which $18.5 million is expected to be repaid from the net proceeds of this offering. We must generate sufficient amounts of cash to service and repay our debt. Our ability to generate cash will be affected by general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. Future borrowings may not be available to us under our senior secured credit facility or from the capital markets in amounts sufficient to pay our obligations as they mature or to fund other liquidity needs. In addition, disruptions in the credit and financial markets can constrain our access to capital and increase its cost. The inability to service, repay or refinance our indebtedness could adversely affect our financial condition and results of operations.

If future financing is not available to us when required, as a result of limited access to the credit or equity markets or otherwise, or is not available on acceptable terms, we may be unable to invest needed capital for our developmental and exploratory drilling and other activities, take advantage of business opportunities or respond to competitive pressures, any of which could have a material adverse effect on our business, financial condition and results of operations.

Our senior secured credit facility, credit agreements and loan agreement contain various covenants that limit our management’s discretion in the operation of our business and can lead to an event of default that may adversely affect our business, financial condition and results of operations.

The operating and financial restrictions and covenants in our senior secured credit facility with Standard Bank, Plc and BNP Paribas (Suisse) SA, our short-term secured credit agreement with Standard Bank, Plc, our credit agreement with Dalea and our loan agreement with Dalea may adversely affect our ability to finance future operations or capital needs or to engage in other business activities. Our senior secured credit facility, credit agreements and loan agreement contain various covenants that restrict our ability to, among other things:

•	incur additional debt;

•	create liens;

•	enter into any hedge agreement for speculative purposes;

•	engage in business other than as an oil and gas exploration and production company;

•	enter into sale and leaseback transactions;

•	enter into any merger, consolidation or amalgamation;

•	dispose of all or substantially all of our assets;

•	use the amounts borrowed for only certain specified purposes;

•	declare or provide for any dividends or other payments or distributions;

•	redeem or purchase any shares; or

•	guarantee or permit the guarantee of the obligations of any other person.

In addition, the senior secured credit facility requires us to maintain specified financial ratios and tests and to maintain commodity price hedge agreements. Various risks, uncertainties and events beyond our control could affect our ability to comply with the covenants and financial tests and ratios required by the senior secured credit facility and could result in a default under the senior secured credit facility.

An event of default under the senior secured credit facility includes, among other events, failure to pay principal or interest when due, breach of certain covenants and obligations, our bankruptcy or insolvency, and failure to meet the required financial tests and ratios. In the event of our bankruptcy or insolvency, all amounts payable under the senior secured credit facility become immediately due and payable. In the event of any other default under our senior secured credit facility, the lenders would be entitled to accelerate the repayment of amounts outstanding. Moreover, in the event of a default we would lose the ability to draw on, and the lenders would have the option to terminate, any obligation to make further extensions of credit under the senior secured credit facility. In addition, in the event of a default under the senior secured credit facility, which is secured by substantially all of the assets of our wholly-owned subsidiaries, DMLP, Ltd., TransAtlantic Exploration Mediterranean International Pty. Ltd., Talon Exploration, Ltd. and TransAtlantic Turkey, Ltd., the lenders could proceed to foreclose against the assets securing such obligations.

An event of default under the short-term secured credit agreement with Dalea includes, among other events, failure to pay principal or interest when due, breach of certain covenants and obligations, our bankruptcy or insolvency, the occurrence of a material adverse effect, or a change in control. In the event of our bankruptcy or insolvency, all amounts payable under the short-term secured credit agreement become immediately due and payable. In the event of any other default under our short-term secured credit agreement, the lenders would be entitled to accelerate the repayment of amounts outstanding. In the event of a default under the short-term secured credit agreement, which is secured by substantially all of the assets of our wholly-owned subsidiaries, Amity Oil International Pty. Ltd. (“Amity”) and Petrogas Petrol Gaz ve Petrokimya Ürünleri Inşaat Sanayi ve Ticaret AŞ. (“Petrogas”), the lenders could proceed to foreclose against the assets securing such obligations.

An event of default under the credit agreement with Dalea includes, among other events, failure to make the payment of principal or interest when due, breach of certain covenants or conditions, the occurrence of an adverse material change in our financial condition, bankruptcy or insolvency, or a change of control. In the event of a default under the credit agreement, the lender can demand all amounts payable under the credit agreement to be immediately due and payable. In the event of bankruptcy or insolvency, all amounts payable under the credit agreement become immediately due and payable.

An event of default under the loan agreement with Dalea includes, among other events, failure to make the payment of principal or interest, breach of certain covenants or obligations, bankruptcy or insolvency, or the occurrence of a default in a material agreement or instrument which would result in a material adverse effect. In the event of a default under the loan agreement, the lender at its option demand all amounts payable under the credit agreement to be immediately due and payable. In addition, in the event of default under the loan agreement, which is secured by certain equipment named therein, the lender can take immediate possession of any collateral in satisfaction for the amounts due under the loan agreement.

In the event of a default and acceleration of indebtedness under the senior secured credit facility, the credit agreements or the loan agreement, our business, financial condition and results of operations may be materially and adversely affected.

Difficulties in combining the operations of Amity and Petrogas with our operations may prevent us from achieving the expected benefits from the acquisitions.

There are significant risks and uncertainties associated with our acquisition of Amity and Petrogas. The acquisition is expected to provide substantial benefits, including among other things, expanding on our presence in the Thrace Basin and providing additional prospective acreage for shallow gas targets as well as deeper conventional and unconventional gas. Achieving such expected benefits is subject to a number of uncertainties, including:

•	whether the operations of Amity and Petrogas are integrated with us in an efficient and effective manner;

•	difficulty transitioning customers and other business relationships to our company;

•	problems unifying management of a combined company;

•	loss of key employees from our existing or acquired businesses; and

•	intensified competition from other companies seeking to expand sales and market share during the integration period.

Failure to achieve these benefits could result in increased costs, decreases in the amount of expected revenues and diversion of management’s time and energy from the development and operation of our existing business that could materially and adversely impact our business, financial condition and operating results.

We have not yet completed and filed with the SEC the audited and pro forma financial statements required for Amity and Petrogas.

We are in the process of preparing and obtaining an audit of the pre-acquisition financial statements for Amity and Petrogas. Because of the significance of the acquisition of these businesses to our company as determined under Securities and Exchange Commission (“SEC”) rules, we must file these audited financial statements, along with pro forma financial statements giving effect to the acquisition, with the SEC on or before November 10, 2010.

Because we have not yet filed these historical and pro forma financial statements, you must evaluate an investment in our Common Shares without the benefit of these financial statements.

Additionally, if we fail to timely file the audited and pro forma financial statements with the SEC, we could be delisted from the NYSE Amex and lose our ability to use our Registration Statement on Form S-3 and the price of our Common Shares could decline.

Offers or availability for sale of a substantial number of common shares by our shareholders may cause the market price of our common shares to decline.

We have registered for resale 98,382,751 Common Shares pursuant to two effective registration statements under the Securities Act of 1933, as amended (the “Securities Act”). The ability of our shareholders to sell substantial amounts of our Common Shares in the public market, or upon the expiration of any statutory holding period under Rule 144 under the Securities Act, could create a circumstance commonly referred to as an “overhang” and in anticipation of which the market price of our Common Shares could fall. The existence of an overhang, whether or not sales have occurred or are occurring, could make it more difficult for us to raise additional financing through the sale of equity or equity-related securities in the future at a time and price that we deem reasonable or appropriate. Additionally, we filed a universal shelf Registration Statement on Form S-3 on June 9, 2010, registering the possible issuance and/or resale of Common Shares, undesignated shares, warrants, debt securities, and guarantees of debt securities. Sales of a substantial number of our Common Shares, or the perception that sales could occur, could adversely affect the market price of our Common Shares. In addition, these sales may be dilutive to existing shareholders.